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SECURITIES AND

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14049258

ANNUAL A~~UDITED REPORT~~

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Capital Management LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Grigus   (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – if individual, state last, first, middle name))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, <u>Philip Grigus</u>, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>PEAK6 Capital Management LLC</u>, as of <u>December 31, 2013</u>, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

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_____
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Signature

_____
Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

PEAK6 Capital Management LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP





Building a better
working world

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2013

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1311-1162023

1



**Building a better
working world**

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of PEAK6 Capital Management LLC as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2014

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$ 19,000,000
Securities owned	1,876,731,458
Loans receivable from affiliate	30,000,000
Interest and dividends receivable	1,663,669
Receivable from clearing brokers	1,049,105
Other assets	123,498
Total assets	$ 1,928,567,730

Liabilities and Member's equity

Liabilities:

Securities sold, not yet purchased	$ 1,289,959,422
Payable to clearing brokers	449,570,880
Accrued compensation	12,253,106
Payable to Member	929,042
Interest and dividends payable	719,185
Accounts payable and other accrued liabilities	593,296
Total liabilities	1,754,024,931
Subordinated borrowings	36,955,278
Member's equity	137,587,521
Total liabilities and member's equity	$ 1,928,567,730

See accompanying notes.

PEAK6 Capital Management LLC

Notes to Statement of Financial Condition

December 31, 2013

1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware limited liability company and a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member), trades proprietarily and operates as a market maker in equity options, providing liquidity to participants in the equity derivatives markets. The Company, acting as principal, buys and sells equity securities and equity derivative financial instruments. The Company clears all transactions through clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2038.

The Company clears its transactions through its primary clearing broker, Goldman Sachs Execution and Clearing L.P. (GSEC).

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Securities owned and securities sold, not yet purchased are carried at market or fair value. The Company values securities owned and securities sold, not yet purchased at independent market prices where readily available. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Member.

2. Significant Accounting Policies (continued)

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Receivable From Clearing Brokers

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures, cash, and margin balances are netted by the clearing broker in receivable from clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on the clearing broker call rates. Cash and securities at the clearing brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

In accordance with the provision set forth in Accounting Standards Codification (ASC) 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2007 through 2013, and concluded that, as of December 31, 2013, a provision for income taxes is not required.

3. Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

PEAK6 Capital Management LLC

Notes to Statement of Financial Condition (continued)

3. Financial Instruments (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Equity securities*	$ 1,514,463,680	$ –	$ –	$ 1,514,463,680
Equity options*	362,267,778	–	–	362,267,778
Receivable from clearing brokers:				
Futures contracts	36,185	–	–	36,185
Total	$ 1,876,767,643	$ –	$ –	$ 1,876,767,643
Liabilities				
Securities sold, not yet purchased:				
Equity securities*	$ 873,332,384	$ –	$ –	$ 873,332,384
Equity options*	416,627,038			416,627,038
Receivable from clearing brokers:				
Futures contracts	36,303	–	–	36,303
	$ 1,289,995,725	$ –	$ –	$ 1,289,995,725

* All equity securities, equity options, and futures contracts within this category are classified as Level 1 in the fair value hierarchy. The three largest industry concentrations for financial assets include Semi-Conductors, Oil & Gas, and Transportation. The three largest industry concentrations for financial liabilities include BioTech, Consumer Staples, and Pharmaceuticals.

For the year ended December 31, 2013, the Company held no financial instruments classified within Level 2 or Level 3.

4. Related-Party Transactions

The Company and the Member are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Member on its behalf. At December 31, 2013, $929,042 of indirect costs remains payable to the Member and is included in payable to Member in the statement of financial condition.

4. Related-Party Transactions (continued)

The Company entered into a loan agreement with Apex Clearing Corporation, an affiliate, on June 15, 2012. Under the terms of the agreement, the Company loaned $30,000,000 to Apex Clearing Corporation at an annual rate of 9.0%, with a maturity date of June 5, 2014.

5. Subordinated Borrowings

The Company had, under a cash subordination agreement approved by the Exchange, a line of credit of $30,000,000 with Fifth Third Bank at LIBOR plus 4.25% at March 26, 2012, which matures on April 4, 2014. The line of credit was invoked on March 26, 2012 in the amount of $30,000,000, which remained the outstanding amount through December 31, 2013. On January 30, 2014, the balance of $30,000,000 was repaid.

In addition, the Member has a discretionary employee incentive compensation plan. This plan is an unfunded deferred compensation arrangement and provides vesting generally over a period from 18 months to 36 months. The deferred compensation arrangements are subject to subordination agreements approved by the Exchange and are renewed annually on February 28. Amounts previously granted may be subject to a clawback at management's discretion based on performance and other factors. The amounts recorded and approved by the Exchange at annual renewal are new payable balances granted less forfeitures and vested amounts.

The cash subordination agreement and deferred compensation plan amounts subject to subordination agreements and approved by the Exchange are available in computing net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent any such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for the year ended December 31, 2013 related to these subordinated agreements amounted to $1,368,750 and is included in subordinated debt interest in the statement of income.

At December 31, 2013, subordinated borrowings consisted of the following:

Borrowings under line of credit with Fifth Third Bank	$ 30,000,000
Unfunded deferred compensation payable	6,955,278
Total subordinated borrowings	$ 36,955,278

6. Employee Benefit Plan

The Member sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement and the Internal Revenue Code. The Member charges the Company a rate per employee for inclusion in the Plan.

7. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate, or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option, whereas futures obligate the Company to deliver or take delivery of certain financial instruments at the contracted price. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or volatility.

ASC 815, *Derivatives and Hedging*, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position. The Company records its trading-related derivative activities on a fair value basis.

7. Derivative Financial Instruments (continued)

The following table presents additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the average number of contracts, categorized by primary risk exposure, and reflected on the statement of financial condition as of December 31, 2013:

Primary Risk Exposure	Classification in Statement of Financial Condition	Fair Value	Average Number of Contracts
Assets			
Equity option contracts	Securities owned	$ 362,267,778	1,509,148
Equity futures contracts	Receivable from clearing brokers	36,185	6
		$ 362,303,963	
Liabilities			
Equity option contracts	Securities sold, not yet purchased	$ 416,627,038	1,573,138
Equity futures contracts	Receivable from clearing brokers	36,303	6
		$ 416,663,341	

Offsetting of Derivative Assets and Liabilities

In the ordinary course of business, the Company has entered into transactions subject to enforceable master netting agreements or other similar agreements. Generally, the right of setoff in those agreements allows the Company to setoff any exposure to a specific counterparty in the event of default based on the terms of the agreements. Generally, the Company manages the cash and securities on a counterparty basis. The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of

7. Derivative Financial Instruments (continued)

financial condition as of December 31, 2013, as well as those balances subject to a master netting agreement had the Company elected to offset:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition Financial Instruments	Net Amounts
Securities owned:					
Equity Options	$ 362,267,778	$ –	$ 362,267,778	$ 362,267,778	$ –
Receivable from clearing brokers:					
Futures contracts	36,185	36,185	–	–	–
Total	$ 362,303,963	$ 36,185	$ 362,267,778	$ 362,267,778	$ –

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition Financial Instruments	Net Amounts
Securities sold, not yet purchased:					
Equity Options	$ 416,627,038	$ –	$ 416,627,038	$ 362,267,778	$ 54,359,260
Receivable from clearing brokers:					
Futures contracts	36,303	36,185	118	–	118
Total	$ 416,663,341	$ 36,185	$ 416,627,156	$ 362,267,778	$ 54,359,378

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatility or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves

7. Derivative Financial Instruments (continued)

to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through GSEC. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of the clearing broker.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, *Guarantees*. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2013, the maximum payouts for these contracts are unknown. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2013, are included in securities sold, not yet purchased in the statement of financial condition.

8. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's statement of financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

9. Net Capital Requirements

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2013, the Company had net capital of $57,576,182, which was $56,657,819 in excess of its required net capital of $918,363. At December 31, 2013, its percentage of aggregate indebtedness to net capital was 23.93%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement were available to be issued. Management has determined that there are no material events or transactions that would affect the Company's financial statement or require disclosure in the Company's financial statement through this date.

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